February 10, 2020

Katherine Ramundo
Executive Vice President, Chief Legal Officer and Corporate Secretary Arconic Rolled Products Corporation
201 Isabella Street
Pittsburgh, Pennsylvania 15212

       Re: Arconic Rolled Products Corporation
           Registration Statement on Form 10-12B
           Filed December 17, 2019
           File No. 001-39162

Dear Ms. Ramundo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Karessa Cain